Exhibit 99.2

AKANDA CORP.

Security Class: Common Shares

FORM OF PROXY

Annual General and Special Meeting to be held on Tuesday, November 22, 2022

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 p.m. (London time) on Friday, November 18, 2022, or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting.

VOTING METHODS
MAIL or HAND DELIVERY	Endeavor Trust Corporation 702 – 777 Hornby Street Vancouver, BC V6Z 1S4
FACSIMILE – 24 Hours a Day	604-559-8908
EMAIL	proxy@endeavortrust.com
ONLINE	As listed on Form of Proxy or Voter Information Card

If you vote by FAX, EMAIL or On-Line, DO NOT mail back this proxy.

Voting by mail, fax or by email are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

AKANDA CORP.

Appointment of Proxyholder

I/We, being holder(s) of Akanda Corp. hereby appoint: Tejinder Virk, Chief Executive Officer, or, failing him, Jatinder Dhaliwal, Director	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Akanda Corp. (the "Corporation") to be held at the offices of Dentons UK and Middle East LLP at 1 Fleet Pl, London EC4M 7RA, United Kingdom on Tuesday, November 22, 2022 at 2:00 p.m. (London time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors	For	Withhold
i) Tejinder Virk	□	□
ii) Harvinder Singh	□	□
iii) Yuying Liang	□	□
iv) Jatinder Dhaliwal	□	□
v) Katharyn Field	□	□

2. Appointment of Auditor	For	Withhold
To reappoint BF Borgers CPA PC as auditors of the Corporation for the ensuing year and to authorize the audit committee to fix their remuneration and terms of engagement;	□	□

3. Approval of By-Law Resolution	For	Against
To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution ratifying, confirming and approving the Advance Notice By-Law, as more particularly described in the accompanying management information circular;	□	□

4. Approval of Share Consolidation Resolution	For	Against
To consider and, if deemed appropriate, pass a special resolution approving one or more amendments to the articles of the Corporation for one or more future consolidations of the Corporation's issued and outstanding common shares, as more particularly described in the accompanying management information circular;	□	□

5. Approval of the 2021 Equity Incentive Plan	For	Against
To consider, and, if deemed appropriate, approve, with or without variation, a resolution confirming and approving the Equity Incentive Plan, as more particularly described in the accompanying management information circular.	□	□

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
Print Name(s) & Signing Capacity(ies), if applicable __________________________________ Date (MM-DD-YY) THIS PROXY MUST BE DATED

AKANDA CORP.

INTERIM FINANCIAL STATEMENTS		ANNUAL FINANCIAL STATEMENTS
☐	Mark this box if you would like to receive Interim Financial Statements for the period ending September 30, 2022 by mail.	☐	Mark this box if you would like to receive Annual Financial Statements for the period ending December 31, 2022 by mail.

Financial Statements Request Form

If you would like to receive the report(s) by mail, please make your selection and return to: 702 – 777 Hornby Street, Vancouver, BC V6Z 1S4

Akanda Corp. will use information collected solely for the mailing of such financial statements.

If you wish to receive the financial statements by email, please provide your email address below.

Email Address

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Please place my name on your financial statement mailing list.

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